UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 25

                  NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                    REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number 000-50643


                   GLOBAL ENTERTAINMENT CORPORATION         NYSE AMEX
 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)


       1600 N. Desert Drive, Suite 301, Tempe, Arizona 85281      480 994-0772
  (Address, including zip code, and telephone number, including area code, of
                     Issuer's principal executive offices)


                         Common Stock $0.001 par value
                      (Description of class of securities)


Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ] 17 CFR 240.12d2-2(a)(1)

[ ] 17 CFR 240.12d2-2(a)(2)

[ ] 17 CFR 240.12d2-2(a)(3)

[ ] 17 CFR240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. 1

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Entertainment Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

April 20, 2009      By /s/ James Yeager                Chief Financial Officer
--------------         --------------------------      -----------------------
    Date                       Name                             Title

This voluntary delisting from the NYSE Amex exchange under the symbol "GEE" is a result of the planned delisting under the Securities Exchange Act of 1934 and its pending move to the Over-The-Counter Bulletin Board.

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1.   Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.